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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 20 2
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                            September 10 and 22, 2003
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.      92261Q 20 2                         PAGE   2    OF    4   PAGES
            -----------------                           ------     -----

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Yvonne M. Huson
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    Not Applicable
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER

        SHARES                        0 shares
     BENEFICIALLY       ------- ------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH
      REPORTING                       14,000 shares
        PERSON          ------- ------------------------------------------------
         WITH             9     SOLE DISPOSITIVE POWER

                                      457,450 shares
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                      14,000 shares
                        ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    471,450 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              (See Instructions)

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.12%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

CUSIP NO.      92261Q 20 2                         PAGE   3    OF    4   PAGES
            -----------------                           ------     -----


              This Amendment No. 7 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated October 12, 1999, the Amendment No. 1 dated June 4, 2000, the Amendment No. 2 dated July 22, 2000, the Amendment No. 3 dated September 28 and 29, 2000, the Amendment No. 4 dated October 9, 2000, the Amendment No. 5 dated August 13, 2001, and the Amendment No. 6 dated August 13, 2002 (together, the "Schedule 13D") with respect to the ownership by Yvonne M. Huson, as an individual and as trustee for the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (the "Marital Trust") and the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (the "Exempt Trust"), of the common stock, $.001 par value, of VendingData Corporation, a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              See response to Item 4, "Purpose of Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

              The filing of this Amendment No. 7 to Schedule 13D is to report Ms. Huson's sale of 440,000 shares of the Company's common stock ("Common Stock"), issued in her name, individually, on the Over The Counter Bulletin Board Market ("OTCBB") to a third party(ies) on September 10, 2003 for a price of $2.3993 per share, for an aggregate price of $1,055,692. In addition, on September 22, 2003, Ms. Huson sold 75,000 shares of Common Stock issued in her name, individually, on the OTCBB to a third party(ies) for a price of $3.75 per share, for an aggregate price of $281,250.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

              a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                               PRESENTLY OWNED      PERCENTAGE
                                            ------------------------------------
             Sole Voting Power                           0            00.00%
             Shared Voting Power                    14,000              .18%
             Sole Dispositive Power                457,450             5.94%
             Shared Dispositive Power               14,000              .18%
                                            ------------------------------------
             Total Beneficial Ownership            471,450             6.12%

              As a result of the January 3, 2003, 1-for-5 reverse stock split of the Common Stock of the Company, the number of shares beneficially owned by Ms. Huson and reflected in this Amendment have been reduced by a ratio of 1-for-5. All fractional shares have been rounded up to the next whole share.

              The shared voting and dispositive power of Ms. Huson consists of 14,000 shares of the Company's common stock held by Tower Rock Partners, LLC, an entity in which Yvonne M. Huson has an interest.

              The sole dispositive power of Ms. Huson consists of 309,068 shares of the Company's common stock held by the Marital Trust, 19,424 shares held by the Exempt Trust, and 128,958 shares held by Ms. Huson, individually. Through Durable Powers of Attorney, Ms. Huson, as trustee for the Marital Trust and the Exempt Trust, granted the voting power for the shares of the Common Stock held by the Marital Trust and the Exempt Trust to James E. Crabbe.

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                                  SCHEDULE 13D

CUSIP NO.      92261Q 20 2                         PAGE   4    OF    4   PAGES
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              The percentages reflect the percentage share ownership with respect to 7,700,826 shares, the number of shares of the Company's common stock outstanding as of September 30, 2003.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             YVONNE M. HUSON


Dated:   October 9, 2003     By:    /s/ Stacie L. Brown
                                    -------------------------------------------
                                    Stacie L. Brown, Attorney-in-Fact for
                                    Yvonne M. Huson, an individual and
                                    Trustee for the Richard S. Huson Marital
                                    Trust U/T/A dated 9/4/98 and the Richard S.
                                    Huson GST Exempt Trust U/T/A dated 9/4/98